

April 25, 2019

Stephen M. Bianchi
Chief Executive Officer
Citizens Community Bancorp Inc.
2174 EastRidge Center
Eau Claire, WI 54701

      Re: Citizens Community Bancorp Inc.
           Registration Statement on Form S-4
           Filed on April 24, 2019
           File No. 333-231011

Dear Mr. Bianchi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Financial Services